Exhibit 99.1

NICE Provides the First Voice-Based Authentication Solution at a
Domestic Bank in Indonesia

Permata Bank is adopting NICE Real-Time Authentication in order to improve the customer experience as well as boost efficiency and security

Hoboken, N.J., October 2, 2017 – NICE (Nasdaq:NICE) today announced that, with the implementation of NICE Real-Time Authentication, Permata Bank is the first domestic bank in Indonesia to introduce voice biometrics as part of its customer authentication protocol. NICE Real-Time Authentication (RTA), together with its process automation solution, will allow the financial institution to conduct secure and seamless voice authentication, improving customer service.

Permata Bank is a veteran NICE customer, already benefiting from its Quality and Workforce Management solutions, as well as real-time back office applications. More recently, the bank sought new ways to improve fraud prevention and increase the efficiency of its contact center, turning to NICE to address these challenges.

NICE's award winning Real-Time Authentication (RTA) solution creates and utilizes one voice print for each caller to deliver quick and efficient customer service across all voice channels, with no customer effort required. Authentication takes place within the first few seconds of the call, and customers' issues are resolved during the natural flow of conversation, without them having to answer so many pesky security questions. This automated, rapid and transparent process will help Permata Bank deliver better service while improving the accuracy of its fraud prevention program.

Bianto Surodjo, Director of Consumer Banking at Permata Bank:
"Permata Bank's introduction of voice biometrics in the local banking industry positions us as a leader in financial services innovation throughout Indonesia. This is largely thanks to NICE's unique Fluent engine capability, which provides omnichannel authentication with a single voiceprint, which is a major advantage over competing solutions in the market."

Darren Rushworth, president of NICE APAC:
"We are excited to help Permata Bank become the first domestic bank in Indonesia to adopt voice biometrics technology in order to improve its service levels and cement its place as a market leader. Providing accurate and quick voice authentication, which is so crucial to all retail banking activities, is part of NICE's mission to reinvent customer service while ensuring absolute data security."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, I ncluding but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.